UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ALR Technologies Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

001630102

(CUSIP Number)

Sidney Chan
23H Block III Riviera Garden
Tsuen Wan, New Territories
Hong Kong
804.554.3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001630102		13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sidney Chan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐  (b) ☐ 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 118,498,482
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 118,498,482
	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,498,482
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.9%
14.	TYPE OF REPORTING PERSON (see instructions) In

CUSIP No. 001630102	13D	Page 3 of 5 Pages

Item 1.                          Security and Issuer.

  Common Stock
  ALR Technologies Inc.
  7400 Beaufont Springs
  Richmond, VA  23225

Item 2.                          Identity and Background.

a)	Sidney Chan
b)	Personal Residence
  23H Block III Riviera Garden
  Tsuen Wan, New Territories
  Hong Kong
c)	Chief Executive Officer
  ALR Technologies
  7400 Beaufont Springs
  Richmond, VA  23225
d)	During the past five years, I have not been convicted in a criminal proceeding
e)	During the past five years, I have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
f)	Citizenship
  Dual Citizen
  Hong Kong & Canada

Item 3.                          Source or Amount of Funds or Other Consideration.

The acquisition of 20,000,000 shares of common stock in August 2012 was made through the forgiveness of $1,000,000 of accrued interest owing to me for lines of credit that I have provided to the Company.

Item 4.                          Purpose of Transaction.

I exercised the option to acquire 20,000,000 shares of common stock in August 2012 to bring my total holding of shares of common stock in excess of 50% of the Company. Subsequently, the Company has issued additional shares and my total holding of shares of common stock of the Company has dropped below 50%.

Item 5.                          Interest in Securities of the Issuer.

a)	The Company has 242,277,909 shares of common stock outstanding.
b)	I own and have the sole vote for 118,498,482 shares of common stock of the Company for a total of 48.9% of the outstanding shares of common stock of the Company.
c)	There were no common stock transactions in the last sixty days for myself.
d)	Not applicable
e)	Not applicable

CUSIP No. 001630102	13D	Page 4 of 5 Pages

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A.	I have issued line of credit financing agreements to the Company as follows:

 1)         On January 3, 2011, I entered into an amending agreement with the Company to provide additional financing through an existing line of credit borrowing arrangement. I granted the Company an increase in the borrowing limit from$1,000,000 to $2,000,000. On May 25, 2010, the Company and I agreed to terms on the initial line of credit arrangement for $1,000,000. The line of credit bears simple interest at 1% per month on the borrowed balance, is due on demand and is secured by a general security agreement over the assets of the Company.

2)                   On April 1, 2014, I entered into an amending agreement with the Company, whereby I increased the borrowing limit of the line of credit I have provided to the Company from $4,000,000 to $5,500,000. All other terms and conditions of the amended credit agreement remain in force and unaltered. I had entered into the initial borrowing agreement on March 6, 2011, which was subsequently amended by further agreements dated October 24, 2011, June 15, 2012 and December 28, 2012 whereby I agreed to make available to the Company a credit line equal to $4,000,000 for the Company's corporate purposes. Under the terms of the arrangement, the amount borrowed by the Company bears simple interest at a rate of 1% per month. The amount borrowed is secured by a general security agreement over the assets of the Company and is due on demand.

B.	I have been granted the option to acquire shares of capital stock of the Company as follows:

1.	on April 1, 2014 the option to acquire 110,000,100 shares of common stock of the Company at a price of $0.03 per share for a term of five years,
2.	on December 28, 2012, the option to acquire 50,000,000 shares of common stock of the Company at a price of $0.03 per share for a term of five years
3.
on December 28, 2012, the option to acquire 50,000,000 shares of common stock of the Company, initially at a price of $0.05 per share for a term of five years, and subsequently modified to be exercisable at $0.03 per share

4.
on June 27, 2012, the option to acquire 35,750,000 shares of common stock of the Company for a term of five years, initially exercisable at a price of $0.07 per share and subsequently modified to be exercisable at a price of $0.03 per share

5.
on January 3, 2011, the option to acquire 20,000,000 of common stock of the Company for a term of five years, which was initially exercisable at a price of $0.10 per share and subsequently modified to be exercisable at a price of $0.03 per share.

Item 7.                          Material to Be Filed as Exhibits.

None

CUSIP No. 001630102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIDNEY CHAN
Insert Name

September 22, 2014
Insert Date